Morrison C. Warren	Chapman and Cutler LLP
Partner	320 South Canal Street, 27th Floor
Chicago, Illinois 60606

T 312.845.3000
D 312.845.3484
F 312.451.2366
warren@chapman.com

September 26, 2025

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fidelity Solana Fund

File No. 333-288046

Dear Ms. Paik and Ms. Berkheimer:

This letter responds to your comments regarding the pre-effective amendment to the registration statement filed on Form S-1 for the Fidelity Solana Fund (the “Trust” or the “Registrant”) with the Staff of the Securities and Exchange Commission (the “Staff”) on August 29, 2025 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT 1 – GENERAL

The Staff notes the Registrant’s disclosure that the Sponsor may seek to use or hold liquid staking tokens. To the extent the Registrant intends to list shares under the exchange’s proposed generic listing standards, please tell the Staff why the Registrant believes they are permitted to hold liquid staking tokens. Otherwise, please revise to remove references to using or holding liquid staking tokens or to clarify that they are not a permissible holding.

RESPONSE TO COMMENT 1

The Registrant notes that it intends to list and trade its Shares on the Cboe BZX Exchange, Inc. (“Cboe”) pursuant to the generic listing standards adopted by Cboe and has prepared the Registration Statement based on its understanding of the final rules. While liquid staking tokens are not contemplated by the generic listing standards, the Trust may utilize those in the future if they become available. Please see the updated disclosure referenced in the response to Comment 2 below.

United States Securities and Exchange Commission

Division of Corporation Finance

September 26, 2025

COMMENT 2 – COVER PAGE

The Staff notes the Registrant’s disclosure here and throughout that the Sponsor may “seek to utilize alternative means to engage in staking activities.” Please revise to disclose the “alternative means” to which the Registrant is referring in addition to liquid staking tokens.

RESPONSE TO COMMENT 2

In accordance with the Staff’s comment, the disclosure has been revised throughout the Registration Statement as follows:

The Sponsor may, in the future, also seek to utilize liquid staking tokens (“LSTs”) or purchase staked SOL from third-parties as alternative methods of generating staking rewards, subject to its determination that the Trust may do so without undue legal, regulatory or tax risk.

COMMENT 3 – PROSPECTUS SUMMARY, SOL STAKING ACTIVITIES, PAGE 3

The Registrant states here that under normal circumstances, the Sponsor will seek to stake all of the Trust’s SOL except for SOL reserved by the Sponsor in its sole discretion to facilitate foreseeable redemption transactions, pay Trust expenses or otherwise protect the Trust and its assets. Please revise to quantify the percentage of the Trust’s SOL the Registrant intends to stake under normal circumstances in light of the exceptions the Registrant identifies in the disclosure, or tell the Staff why the Registrant is unable to do so. Please also tell the Staff, with a view towards revised disclosure, whether a current percentage of the Trust’s SOL being staked will be made publicly available to investors on a regular basis, including on the Registrant’s website or otherwise.

RESPONSE TO COMMENT 3

The Registrant notes that the Trust will generally seek to stake as much of its SOL holdings as practicable, intending to stake up to 100%. However, the actual percentage staked will vary and may be less than 100% due to a number of factors beyond the Sponsor’s control, such as creation and redemption requests, network upgrades, operational constraints, bonding and unbonding periods, extreme market events, network congestion, validator performance, validator availability,

United States Securities and Exchange Commission

Division of Corporation Finance

September 26, 2025

changes in staking rewards or protocols and procedures of Node Operators. For example, major network upgrades, similar to the Pectra upgrade on the Ethereum network, may cause technical, operational, or risk management challenges that introduce periods when staking operations are paused, limited, or subject to new rules, making it difficult to maintain full staking. Further, cybersecurity breaches stemming from third-party staking providers, such as the loss of SOL by SwissBorg, may impact the ability to fully stake due to market disruptions. As a result, while the Trust will endeavor to stake up to 100% of its SOL, the actual percentage will vary overtime.

Nevertheless, in accordance with the Staff’s comment, the following disclosure has been added throughout the Registration Statement where applicable:

Pursuant to its investment objective, the Sponsor will utilize the services of the Custodians to stake, or cause to be staked, all of the Trust’s SOL with one or more Node Operators, except for SOL reserved by the Sponsor in its sole discretion to facilitate foreseeable redemption transactions, pay Trust expenses, protect the Trust and its assets, and comply with its Liquidity Program. Accordingly, while under normal circumstances the Trust may stake up to 100% of the Trust’s SOL, there is no minimum percentage the Trust is required to stake.

With respect to the Staff’s comment on whether a current percentage of the Trust’s staked SOL will be publicly available to investors, the Registrant does not intend to disclose in real-time the amount of staked SOL on its website. In lieu of providing daily information on its website regarding the current amount of staked SOL, the Registrant intends to include the percentage staked as of the most recent quarter end in the Management’s Discussion & Analysis section of its Securities Exchange Act of 1934 (the “Exchange Act”) reports, which will also be made available on the Registrant’s website. In addition, the Trust intends to publish the Trust’s staking yield on a monthly basis on the Trust’s website. The Registrant believes it is in the best interest of protecting Trust assets, including from cybersecurity attacks, to not provide a real-time amount of staked SOL on the Trust’s website. The Registrant believes that disclosing the real-time amount of staked SOL on its website could materially increase its exposure to market and cybersecurity risks.

United States Securities and Exchange Commission

Division of Corporation Finance

September 26, 2025

For these and other reasons, the Registrant believes at this time that withholding real-time staked SOL information from public disclosure is a prudent measure to safeguard the Trust’s assets and protect Shareholder interests.

Further, the Registrant notes that financial information regarding the Trust’s staking program will be provided through the disclosure of financial information in the Trust’s reports filed pursuant to the Exchange Act. Specifically, the financial reports included in the Trust’s quarterly reports on Form 10-Q and annual reports on Form 10-K will include line items for staking income. This information, in combination with the information included in the Trust’s website concerning the staking yield and the percentage staked disclosed in the Trust’s Exchange Act reports will allow shareholders information with which to evaluate the Trust’s staking program.

COMMENT 4 – THE TRUST’S STAKING PROGRAM, LIQUIDITY RISK MANAGEMENT, PAGE 78

The Staff notes the Registrant’s revisions in response to prior comment 4. Please confirm the Registrant’s understanding that the Staff may have additional comments upon review of a materially complete description of the Registrant’s staking program liquidity risk policies and procedures.

RESPONSE TO COMMENT 4

The Registrant understands that the Staff may have additional comments upon review of its materially complete description of the staking program liquidity risk policies and procedures.

* * * * * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren